

AiPEX5
AI Powered US Equity Index 5

Monthly Performance Report - July 2021

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AiPEX5**
Geographical Focus:	**United States**
Launch Date:	**05/04/2020**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	-0.42%
YTD	2.73%
1Y	5.60%
3Y	5.45%
5Y	26.49%
10Y	58.14%
10Y Annualized Volatility	4.95%
10Y Sharpe Ratio	0.95
Cumulative Return	105.99%

Top 10 Holdings: As of 30/07/2021

	Index Weight(%)	Sector
MODERNA INC	1.8%	Health Technology
TESLA INC	1.4%	Consumer Durables
BANK OF AMERICA CORP	1.3%	Finance
PLUG POWER INC	1.2%	Electronic Technology
DROPBOX INC	1.1%	Technology Services
GOLDMAN SACHS GROUP INC	1.1%	Finance
PRUDENTIAL FINANCIAL INC	1.1%	Finance
GENERAL MOTORS CO	1.0%	Consumer Durables
FORD MOTOR CO	1.0%	Consumer Durables
LYFT INC	1.0%	Technology Services
Total	**11.8%**	

Annual Index Performance: Historical & Simulated*

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
3.3%	-0.1%	3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 30/07/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253385
August 3, 2021

Monthly Performance Report - July 2021

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	5.18%	2.74%
Consumer Services	4.79%	4.28%
Electronic Technology	11.20%	13.07%
Energy Minerals	5.66%	1.96%
Finance	27.91%	15.27%
Health Services	2.60%	2.31%
Health Technology	8.50%	10.47%
Process Industries	3.75%	1.89%
Retail Trade	6.82%	7.96%
Technology Services	13.46%	22.20%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	-0.06%	-0.02%
Consumer Services	-0.26%	0.05%
Electronic Technology	-0.51%	-0.51%
Energy Minerals	-0.26%	-0.19%
Finance	0.31%	0.18%
Health Services	-0.18%	0.05%
Health Technology	0.52%	0.53%
Process Industries	0.13%	0.01%
Retail Trade	-0.01%	-0.03%
Technology Services	0.06%	0.83%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 30/07/2021	3Y Average	5Y Average	10Y Average
Equity Portfolio	27.26%	29.28%	37.14%	35.66%
Cash	72.74%	70.72%	62.86%	64.34%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 30/07/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

